UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-28782
SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN
(Full title of the plan)
SPECTRUM PHARMACEUTICALS, INC.
157 Technology Drive
Irvine, California 92618
(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION
Item 1-3. The Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as included on form 5500 for the fiscal period ended December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA.
Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, for period ending December 31, 2009, the Plan is treated as a “small plan” and accordingly is not required to file audited financial statements.

STATEMENT OF INCOME AND EXPENSES
Year Ending December 31, 2009

INCOME
Contribution — Company Matching (co. stock)	$448,038
Contribution — Participant 401(k)	786,584
Investment Earnings	23,620
Cash Value of Surrendered Insurance	0
Realized Gain From Asset Sale	0
Insurance Premium Refunds	0
Other Income — Rollovers	178,619
Unrealized Appreciation /(Depreciation) of Assets	1,286,275

Total Income	$2,723,136

EXPENSES
Life Insurance Premiums Paid	$0
Payments to Participants	344,133
Bank Charges	0
Brokerage Fees	0
Administration Expenses Paid By the Trust	0
Other Miscellaneous Expenses

Total Expenses	$344,133

Income Over Expenses	$2,379,003
Assets At The Beginning Of The Plan Year	1,782,509

Assets At The End Of The Plan Year	$4,161,512

PLAN ASSETS AND LIABILITIES

	As of	As of
	January 1,	December 31,
	2009	2009
ASSETS
Cash (Interest Bearing)	$493,871	$843,104
Contribution Receivable — (Co. Match)	0	0
Contribution Receivable — (401-K)	0	0
Government Securities	0	0
Mutual Funds	883,904	2,060,204
Corporate Stocks & Bonds — (Employer Stock)	346,980	1,174,168
Real Estate and Mortgages	0	0
Depreciable Buildings/Property	0	0
Participant Loans	57,754	84,036
Other Assets	0	0

Total Assets	$1,782,509	$4,161,512

LIABILITIES
Payables	0	0
Acquisition Indebtedness	0	0
Other Liabilities	0	0

Total Liabilities	$0	$0

NET ASSETS (Assets Less Liabilities)	$1,782,509	$4,161,512

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of Irvine, State of California, on the 30th day of June 2010.

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN
By:	Spectrum Pharmaceuticals, Inc.

By:	/s/ Shyam Kumaria
Shyam Kumaria
Vice President, Finance

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